SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Six Months Ended June 30, 2018, included as Exhibit 99.2 of this Form 6-K and the Interim Financial Statements as of and for the Three and Six Months Ended June 30, 2018, included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-31062), furnished to the Commission on August 3, 2018, are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (Commission File No. 333-224432).

EXHIBIT NUMBER	DESCRIPTION

99.1	Oncolytics Biotech® Inc. June 30, 2018 Interim Financial Statements
99.2	Oncolytics Biotech® Inc. June 30, 2018 Management Discussion & Analysis
99.3	Certification of June 30, 2018 interim filings - CEO
99.4	Certification of June 30, 2018 interim filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: August 3, 2018	By:	/s/ Kirk Look Kirk Look Chief Financial Officer